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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549



                                   FORM 12b-25

                           Notification of Late Filing



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[  ] Form 10-K  [  ] Form 11-K  [  ] Form 20-F Form  [X] l0-QSB [  ] Form N-SAR



                      For Quarter Ended: February 28, 2004



Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                       N/A



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PART I - REGISTRANT INFORMATION
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                           Quest Resource Corporation
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               (Exact Name of Registrant as Specified in Charter)


            5901 N. Western, Suite 200 Oklahoma City, Oklahoma 73118
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                     (Address of Principal Executive Office)



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



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PART II - RULES 12B-25 (B) AND (C)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  / / (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE
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State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 20-F,
10-QSB or N-SAR or portion thereof could not be filed within the prescribed time:

      As previously announced, on December 22, 2003, Quest Cherokee, LLC, a limited liability company formed by our subsidiaries, acquired certain oil and gas assets of Devon Energy Corporation ("Devon") located in the Cherokee Basin area of northeastern Oklahoma and southeastern Kansas for a purchase price of approximately $126 million. This acquisition represents an approximate 90% increase in the number of gross wells that we operate and a 138% increase in our average daily production volumes.

      As a result of the acquisition and the increased size and complexity of our operations, we have hired additional personnel to increase the depth and experience of our finance and accounting staff. In addition, we anticipate that we will be changing auditors for our current fiscal year due to the following factors:

o the size and complexity of our operations have out-grown the resources of our current independent auditor, who is a sole practitioner, and
o the provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the Public Company Accounting Oversight Board relating to audit partner rotation will require a change in accounting firms after the end of our current fiscal year.

      Although no decision has been made at this time, we intend to retain either a national or regional firm to serve as our independent auditor. We expect that the internal policies of any national or regional firm that we retain will not allow that firm to rely on the audit report on our financial statements prepared by a sole practitioner. As a result, the new independent auditing firm would need to re-audit our prior years' financial statements.

      As a result of the expansion of our accounting and finance staff and in anticipation of the re-audit of our historical financial statements, we have undertaken a review of our financial statements and supporting documentation for the past two years and are organizing such information in a format that will be easier for the new independent auditing firm to audit. We have engaged a local accounting firm to assist us in this process. However, due to prior commitments, the firm was not able to start such review until the latter part of March, 2004. Based on information available to us at this time, we have made a preliminary determination that a restatement of our historical financial statements is required due to improper adoption of the following accounting pronouncements:

o Statement of Accounting Standards ("SFAS") No. 84, Accounting for Induced Conversions of Convertible Debt
o     SFAS No. 128, Earnings per Share
o     SFAS No. 133, Accounting for Derivative Instruments and Hedging
      Activities
o     SFAS No. 143, Accounting for Asset Retirement Obligations
o Accounting Research Bulletin No. 51, Consolidated Financial Statements and SFAS No. 94, Consolidation of All Majority-Owned Subsidiaries

      We also believe that revisions to the footnotes to our prior financial statements will be required pursuant to the following accounting pronouncements:

o     SFAS No. 109, Accounting for Income Taxes
o     SFAS No. 123, Accounting for Stock-Based Compensation
o SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information

      It is possible that the results of the review or the eventual re-audit of our prior years' financial statements by our new independent auditing firm may result in additional restatements of our prior years' financial statements. At this time, we are unable to quantify the exact impact of any of these restatements on our financial statements. However, we currently do not anticipate that these restatements will have a material adverse effect on our previously reported oil and gas reserves or production. We anticipate being able to resume making our periodic filings with the Securities and Exchange Commission within 60 days.

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PART IV - OTHER INFORMATION
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(1)   Name and telephone number of person to contact in regard to this notification

      Lou Holman     (405) 840-9894

(2) Have all other periodic reports required (under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940) during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer no, identify report(s).

           /  /   YES                       /X/  NO

           Form 10-QSB for Quarter ended November 30, 2003


           Amendment to Form 8-K dated December 22, 2003 to file financial statements with respect to the assets acquired from Devon.


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

           /X/   YES                       /  /  NO


      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and; if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

           Effective as of December 22, 2003, the registrant acquired approximately $126 million of assets from Devon. As a result of the registrant's increased operations due to this acquisition and the registrant's active drilling program, the results of operations reflected on the registrant's earnings statement for the quarter ended February 28, 2004 will be significantly different from those for the fiscal quarter ended February 28, 2003. In addition, as discussed above, it is anticipated that the prior year's financial statements will be restated. A quantitative statement cannot be provided at this time, for reasons set forth in Part III above.


      Quest Resource Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April 14, 2004          Quest Resource Corporation


                               By:  /s/ Douglas L. Lamb
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                                    Douglas L. Lamb
                                    President


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                                    ATTENTION
Intentional misstatements or omissions of act constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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